SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2004

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	Press Release dated November 11, 2004

2.	Interim Report to Shareholders for the Three Months ended September 30, 2004

NEWS RELEASE

For Immediate Release
Thursday, November 11, 2004
AINSWORTH LUMBER CO. LTD. (TSX:ANS)

RECENT ACQUISITIONS TOGETHER WITH STRONG OPERATING PERFORMANCE DRIVE THIRD QUARTER RESULTS

($ millions, except per share data)	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
Sales	225.2	155.8	657.0	369.4
Operating earnings	87.4	59.0	298.6	87.9
Unrealized foreign exchange gain (loss) on long term debt	33.5	(0.7)	27.7	64.1
Net Income	60.7	28.9	112.3	82.7
Earnings per share	4.14	1.99	7.66	5.68
EBITDA(1)	71.8	67.3	309.1	112.3
Cash flow from operations(2)	99.1	46.7	293.7	55.8

(1)	EBITDA, a non-GAAP financial measure, is defined as operating earnings before amortization plus interest and other income (expense).

(2)	Cash provided by operations after changes in non-cash working capital.

Vancouver, British Columbia - Ainsworth Lumber Co. Ltd. (TSX: ANS) today reported its financial results for the third quarter and nine-month period ended September 30, 2004.

The company generated net income of $60.7 million or $4.14 per share for the third quarter of 2004 compared to $28.9 million or $1.99 per share in 2003. The significant increase in profitability is primarily as a result of the increase in oriented strand board (OSB) shipment volumes arising from the acquisitions completed earlier this year. On September 22, 2004, the company completed the acquisition of three OSB facilities (the “Minnesota OSB facilities”) located in northern Minnesota from Potlatch Corporation. The acquisition of the Minnesota OSB facilities was financed with a combination of cash on hand and the issue of US$275 million 7.25% Senior Unsecured Notes and US$175 million Senior Floating Rate Notes. The additional shipments from these facilities together with the additional shipments from the Barwick OSB facility — which was acquired on May 19, 2004 — has enabled the company to continue to generate strong financial returns despite a decline in OSB prices compared to the previous quarter.

During the quarter, the company generated operating earnings of $87.4 million on sales of $225.2 million compared to $59.0 million on sales of $155.8 million in the same period of 2003. Sales increased by $69.4 million or 44.5% compared to the third quarter of 2003 primarily on account of a 44.0% increase in OSB shipment volume. EBITDA, defined as operating earnings before amortization, plus interest and other income (expense) in the three-month period was $71.8 million compared to $67.3 million in the same period last year. Cash provided by operations (after changes in non-cash working capital) was $99.1 million compared to $46.7 million in the same period of 2003.

For the nine months ended September 30, 2004, net income was $112.3 million or $7.66 per share compared to net income of $82.7 million or $5.68 per share for the same period last year. The increase in net income is explained by a $210.7 million improvement in operating earnings. The significant increase in operating earnings compared to the prior year is attributable to a 52.2% increase in OSB prices combined with a 25.6% increase in OSB shipment volume. The significant increase in operating earnings is partially offset by a significant increase in finance expense resulting from a $106.2 million one-time cost associated with refinancing of the company’s long-term debt. Another factor offsetting the significant increase in operating earnings is a reduction in the unrealized foreign exchange gain on US-dollar denominated debt from $64.1 million in 2003 to $27.7 million in 2004. EBITDA for the nine-month period was $309.1 million compared to $112.3 million in the same period of 2003. Sales for the first nine months of 2004 were $657.0 million compared to sales of $369.4 million for the corresponding period of 2003. Cash provided by operations, after changes in non-cash working capital, totaled $293.7 million for the first nine months of 2004 compared to $55.8 million for the same period in 2003.

Brian Ainsworth, Chairman and Chief Executive Officer, said: “Despite lower prices for OSB, the company generated strong financial results in the third quarter. We remain optimistic that the recent acquisitions of the Barwick and Minnesota OSB facilities — which together more than doubled our production capacity — will enable us to produce favorable financial results despite these lower OSB prices and a weaker US dollar.”

Ainsworth will hold a conference call at 8:30 A.M. PST (11:30 A.M. EST) on Friday, November 12, 2004 to discuss the company’s third quarter results. To access the conference call, listeners should dial 1-800-818-6210 (reservation number 21212173). For those unable to participate in the live call, a recording of the call will be available until November 19, 2004 and can be accessed at 1-800-558-5253 (reservation number 21212173).

Forward-looking statements in this news release relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating costs, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca

Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca

Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

Robb Pelwecki
Manager, Corporate Reporting
robb.pelwecki@ainsworth.ca

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Balance Sheet

(In thousands of dollars)
	September 30	December 31
	2004	2003
	Unaudited	Audited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$154,589	$194,054
Accounts receivable, net of allowance for doubtful accounts of $320 (2003 — $542)	76,008	30,242
Inventories	80,203	53,153
Prepaid expenses	3,488	3,433
Investment tax credit recoverable	—	30,060

	314,288	310,942

CAPITAL ASSETS	974,836	293,502
OTHER ASSETS	44,080	23,277
GOODWILL (Note 3)	91,022	—

	$1,424,226	$627,721

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$36,730	$17,985
Accrued liabilities	36,887	29,776
Income taxes payable	53,252	3,494
Current portion of long term debt (Note 5)	369	250

	127,238	51,505
REFORESTATION OBLIGATION	4,367	4,802
LONG TERM DEBT (Note 5)	962,217	352,227
FUTURE INCOME TAXES	58,617	47,396

	1,152,439	455,930

SHAREHOLDERS’ EQUITY
Capital stock (Note 6)	55,827	53,110
Contributed surplus	—	118
Retained earnings (Note 7)	215,960	118,563

	271,787	171,791

	$1,424,226	$627,721

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

Approved by the Board:

DIRECTOR	DIRECTOR

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Operations and Retained Earnings

(In thousands of dollars, except per share data) Unaudited
	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
SALES (Note 2)	$225,236	$155,836	$656,957	$369,400

COSTS AND EXPENSES
Costs of products sold (Note 2)	120,634	84,326	312,057	245,236
Selling and administration	5,860	4,779	15,876	13,297

	126,494	89,105	327,933	258,533

OPERATING EARNINGS BEFORE AMORTIZATION	98,742	66,731	329,024	110,867
AMORTIZATION OF CAPITAL ASSETS	11,326	7,724	30,472	22,962

OPERATING EARNINGS	87,416	59,007	298,552	87,905

FINANCE EXPENSE
Interest charges	(7,557)	(12,597)	(24,457)	(39,220)
Amortization charges	(1,298)	(1,233)	(2,555)	(3,644)
Loss on repurchase of long term debt (Note 5)	—	—	(106,198)	—

	(8,855)	(13,830)	(133,210)	(42,864)
OTHER
Interest and other income (expense)	(26,958)	611	(19,881)	1,440

	(35,813)	(13,219)	(153,091)	(41,424)

INCOME BEFORE INCOME TAXES AND UNREALIZED FOREIGN EXCHANGE GAIN (LOSS); LONG-TERM DEBT	51,603	45,788	145,461	46,481
UNREALIZED FOREIGN EXCHANGE GAIN (LOSS); LONG TERM DEBT	33,453	(676)	27,666	64,098

INCOME BEFORE INCOME TAXES	85,056	45,112	173,127	110,579
INCOME AND LARGE CORPORATION TAX EXPENSE	24,362	16,189	60,827	27,916

NET INCOME	60,694	28,923	112,300	82,663
RETAINED EARNINGS (DEFICIT), BEGINNING OF PERIOD	169,926	48,653	118,563	(5,087)
DIVIDENDS PAID (Note 7)	(14,660)	—	(14,660)	—
REPURCHASE OF CAPITAL STOCK (Note 6)	—	—	(243)	—

RETAINED EARNINGS, END OF PERIOD	$215,960	$77,576	$215,960	$77,576

Basic and diluted earnings per share	$4.14	$1.99	$7.66	$5.68

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Cash Flows

(In thousands of dollars) Unaudited
	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$60,694	$28,923	$112,300	$82,663
Amounts not requiring an outlay of cash Amortization of capital assets	11,326	7,724	30,472	22,962
Amortization of financing costs	901	651	1,586	1,924
Amortization of debt discount	393	216	716	638
Unrealized foreign exchange (gain) loss; long-term debt	(33,453)	676	(27,666)	(64,098)
Amortization of consent and commitment fees	4	366	253	1,169
Loss on repurchase of long term debt	—	—	106,198	—
Non-cash stock-based compensation	—	—	2,640	(210)
(Gain) Loss on disposal of capital assets	49	(1)	25	12
Change in non-current reforestation obligation	(184)	(348)	(435)	(353)
Future income taxes	(34,663)	15,908	(30,668)	27,691
Change in non-cash operating working capital	94,055	(7,455)	98,274	(16,549)

	99,122	46,660	293,695	55,849

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds on Issuance of Senior Unsecured Notes	578,880	—	996,387	—
Financing costs on Issuance of Senior Unsecured Notes	(14,661)	—	(25,065)	—
Repurchase of Senior Secured Notes	—	—	(451,305)	—
Repurchase of Common shares	—	—	(284)	—
Dividends Paid	(14,660)	—	(14,660)	—
Increase (decrease) in capital lease obligations	(21)	(65)	(183)	519

	549,538	(65)	504,890	519

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in Voyageur Panel Limited	—	—	(284,551)	—
Acquisition of cash of Voyageur Panel Limited	—	—	51,142	—
Investment in Minnesota OSB Facilities	(592,256)	—	(592,256)	—
Additions to capital assets	(3,708)	(1,910)	(9,320)	(5,713)
Increase (Decrease) in other assets	1,851	(733)	(3,105)	(278)
Proceeds on disposal of capital assets	—	6	40	23

	(594,113)	(2,637)	(838,050)	(5,968)

NET CASH INFLOW (OUTFLOW)	54,547	43,958	(39,465)	50,400
CASH, BEGINNING OF PERIOD	100,042	86,637	194,054	80,195

CASH, END OF PERIOD	$154,589	$130,595	$154,589	$130,595

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements

Three and nine month periods ended September 30, 2004 and 2003
Figures in tables are in thousands, unless otherwise indicated.
(Unaudited)

1.	BASIS OF PRESENTATION

These interim unaudited consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2003. The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the annual audited financial statements except as disclosed in Note 2. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

a)	Consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries including Ainsworth Engineered Corp. and Ainsworth Engineered (USA), LLC. Ainsworth Engineered Corp. was amalgamated with Voyageur Panel Limited on May 19, 2004. Ainsworth Engineered (USA), LLC owns and operates the Minnesota OSB facilities which were acquired on September 22, 2004.

b)	Foreign Currency Translation

The operations of Ainsworth Engineered (USA), LLC are considered to be an integrated foreign operation and the financial statements are translated using the temporal method. The temporal method of translation translates assets, liabilities, revenues, and expenses in a manner that retains their bases of measurement in terms of the Canadian dollar. Monetary items are translated at the rate of exchange in effect at the balance sheet date, non-monetary items are translated at historical exchange rates, revenue and expense items are translated at the rate of exchange in effect on the dates they occur and amortization of assets are translated at the same exchange rates as the assets to which they relate.

2.	CHANGE IN ACCOUNTING PRESENTATION

Beginning in the second quarter of 2004, the Company has presented freight and other distribution costs as sales and costs of products sold in the statement of operations and reclassified prior periods’ presentation accordingly. Previously these costs were presented as a reduction of sales in accordance with industry practice at the time. The effect of the change was to increase sales and cost of sales by $21.0 million for the three months ended September 30, 2004 (2003 — $15.6 million) and increase sales and costs of products sold by $56.3 million for the nine months ended September 30, 2004 (2003 — $46.6 million).

3.	ACQUISITION OF VOYAGEUR PANEL LIMITED

On May 19, 2004, the Company completed the acquisition of 100% of the voting shares of Voyageur Panel Limited (“Voyageur”) for a purchase price of US$206.7 million (CDN$284.5 million) paid in cash. The vendors are also entitled to additional future consideration, to a maximum of US$10 million, based on realization of oriented strand board sales prices and volumes at Voyageur between closing the transaction and

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2004 and 2003
Figures in tables are in thousands, unless otherwise indicated.
(Unaudited)

3.	ACQUISITION OF VOYAGEUR PANEL LIMITED (Continued)

December 31, 2004. The purpose of the additional consideration is to indirectly share the profit that is earned during the period from the closing of the acquisition to December 31, 2004. Management has estimated that the maximum additional consideration will be paid, accordingly the additional consideration of US$10 million has been charged to other income (expense) in the three month period ended September 30, 2004.

The acquisition of Voyageur has been accounted for using the purchase method, and the operating results are included in the consolidated statement of operations from the date of the acquisition. The amounts allocated to specific identifiable tangible and intangible assets and liabilities at May 19, 2004 are preliminary and may be adjusted when additional information on asset and liability valuations become available:

Current assets	$74,954
Other assets	1,170
Capital Assets	167,086

Total assets acquired	243,210

Current liabilities	9,470
Future income taxes	40,179
Other long term liabilities	32

Total liabilities acquired	49,681

Net identifiable assets acquired	193,529
Goodwill	91,022

Total purchase price	$284,551

4.	ACQUISITION OF THE MINNESOTA OSB FACILITIES

On September 22, 2004, the Company acquired from Potlatch Corporation the assets and certain related working capital associated with three OSB manufacturing facilities (the “Minnesota OSB facilities”) located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids at a purchase price of approximately US$461.3 million (approximately CAD$592.3 million).

The acquisition of the Minnesota OSB facilities has been accounted for using the purchase method, and the operating results are included in the consolidated statement of operations from the date of the acquisition. The amounts allocated to specific identifiable tangible and intangible assets and liabilities at September 22, 2004 are preliminary and may be adjusted when additional information on asset and liability valuations become available:

Net Assets acquired:
Current assets	$51,384
Capital Assets	541,095

Total assets acquired	592,479
Total liabilities acquired	223

Total purchase price	$592,256

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements

Three and nine month periods ended September 30, 2004 and 2003
Figures in tables are in thousands, unless otherwise indicated.
(Unaudited)

5.	LONG TERM DEBT

On March 3, 2004, the Company completed a refinancing of its Senior Secured Notes and issued US$210 million 6.75% Senior Unsecured Notes. Together with its existing cash balance, the Company utilized the proceeds from the notes to repurchase US$87.1 million of its 13.875% notes and US$182.2 million of its 12.5% notes realizing a total loss of $106.2 million. The loss is comprised of a $15.5 million write-off of deferred financing costs, an $83.5 million redemption premium, and payment of consent fees of $7.2 million.

On May 19, 2004, the Company issued US$110 million 6.75% Senior Unsecured Notes at a discount of US$11 million. Financing costs of $4.4 million relating to this debt have been deferred in other assets and amortized over the term of the debt.

On September 22, 2004, the Company issued US$275 million 7.25% Senior Unsecured Notes and US$175 million Senior Unsecured Floating Rate Notes. Financing costs of $14.7 million relating to this debt have been deferred in other assets and amortized over the term of the debt.

The company’s long-term debt is guaranteed by Ainsworth Engineered Corp. and Ainsworth Engineered (USA), LLC. The details of the outstanding long term debt at September 30, 2004 are as follows:

U.S.$275,000,000 Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	$346,940

U.S.$175,000,000 Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	220,780

U.S.$210,000,000 Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	264,935

U.S.$110,000,000 Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	138,611

U.S.$2,351,000 Senior Unsecured Notes due July 15, 2007 with interest payable semi-annually at 12.5% per annum	2,965

U.S.$2,000,000 Senior Unsecured Notes due July 15, 2007 with interest payable quarterly at 13.875% per annum	2,523

Capital lease obligations	369

977,123
Unamortized deferred debt discount	(14,537)

962,586
Current portion	(369)

$962,217

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements

Three and nine month periods ended September 30, 2004 and 2003
Figures in tables are in thousands, unless otherwise indicated.
(Unaudited)

5.	LONG TERM DEBT (Continued)

On March 15, 2004, the Company established a $50,000,000 revolving credit facility with interest rates of prime plus 0.5% or the bankers’ acceptance rate plus 2.0%. At September 30, 2004 this facility was unutilized.

6.	CAPITAL STOCK

On March 29, 2004, the Company issued 95,116 common shares to the holders of 107,500 Class B common shares issued on June 25, 1999 who became entitled under the Employee Participation Share Plan to receive common shares in exchange for those Class B common shares. As at September 30, 2004, there are no issued and outstanding Class B common shares.

On June 29, 2004, the Company repurchased 10,924 common shares at a purchase price of $26.03 per share. The excess of $0.2 million between the purchase price and the weighted average cost was charged to retained earnings.

As at September 30, 2004 the Company has 14,660,064 issued common shares.

7.	DIVIDENDS

On September 7, 2004 the Company paid a cash dividend of $1.00 per common share to holders of record of common shares as of the close of business on August 24, 2004.

8.	SEGMENTED INFORMATION

The company operates principally in Canada and the United States in one business segment, manufacturing wood panel products.

Sales attributed to countries based on location of customer are as follows:

	Three Months ended		Nine Months ended
	September 30		September 30
	2004	2003	2004	2003
Canada	$26,124	$26,003	$88,927	$68,644
United States	189,141	119,912	537,156	271,973
Europe	2,792	2,130	7,294	6,883
Asia	7,179	7,791	23,580	21,900

Total	$225,236	$155,836	$656,957	$369,400

Capital assets attributed to the countries based on location are as follows:

	September 30	December 31
	2004	2003
Canada	$438,137	$293,502
United States	536,699	—

Total	$974,836	$293,502

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements

Three and nine month periods ended September 30, 2004 and 2003
Figures in tables are in thousands, unless otherwise indicated.
(Unaudited)

9.	BENEFIT PLANS

The expense for the Company’s retirement benefit plans is as follows:

	Three Months ended		Nine Months ended
	September 30		September 30
	2004	2003	2004	2003
Defined Benefit Plans	$476	$551	$750	$1,283
Contribution to Group RRSP Plans	620	295	953	902

Pension Expense	$1,096	$846	$1,703	$2,185

AINSWORTH LUMBER CO. LTD.
Other Information

	September 30, 2004	September 30, 2003
Selected Balance Sheet Items ($000’s)
Cash	$154,589	$130,595
Total assets	$1,424,226	$584,019
Total debt	$962,586	$377,178
Shareholders’ equity	$271,787	$130,824

	Three Months ended		Nine months ended
	September 30		September 30
	2004	2003	2004	2003
Reconciliation of Net Income to EBITDA ($000’s)
Net Income	$60,694	$28,923	$112,300	$82,663
Add: Depreciation and amortization	11,326	7,724	30,472	22,962
Finance expense	8,855	13,830	133,210	42,864
Income and large corporation tax expense (recovery)	24,362	16,189	60,827	27,916
Unrealized foreign exchange (gain) loss	(33,453)	676	(27,666)	(64,098)

EBITDA	$71,784	$67,342	$309,143	$112,307

Product Sales ($000’s)
OSB	$200,041	$131,777	$571,662	$299,132
Plywood	21,810	20,180	74,181	57,233
Veneer	2,275	3,317	8,217	10,464
Lumber		—		925
Chips	1,110	562	2,897	1,646

	$225,236	$155,836	$656,957	$369,400

Geographic Sales Distribution ($000’s)
Canada	$26,124	$26,003	$88,927	$68,644
USA	189,141	119,911	537,156	271,970
Europe	2,792	2,130	7,294	6,883
Asia	7,179	7,791	23,580	21,903

	$225,236	$155,836	$656,957	$369,400

Product Shipment Volumes
OSB (msf-3/8”)	503,724	349,906	1,258,713	1,002,480
Plywood (msf-3/8”)	34,305	31,434	109,545	88,022
Veneer (msf-3/8”)	10,470	13,133	34,029	41,326
Lumber (mfbm)		—		2,447
Chips (BDUs)	10,530	7,672	29,863	24,138

Production Volumes
OSB (msf-3/8”)	496,841	343,139	1,250,646	999,456
Plywood (msf-3/8”)	34,305	26,536	109,251	84,582
Veneer (msf-3/8”){Note 1}	44,951	42,467	144,240	133,148
Lumber (mfbm)		—		—
Chips (BDUs)	10,530	7,672	29,863	24,138

Note 1: includes transfer volumes to Savona (for plywood production)

INTERIM REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004

LETTER TO SHAREHOLDERS

Dear fellow shareholders:

On September 22, 2004 we completed the acquisition of three Minnesota OSB facilities from Potlatch Corporation. The completion of this transaction together with the acquisition of the Barwick OSB facility on May 19, 2004, has more than doubled our production capacity. These acquisitions have significantly enhanced the company’s position in the North American structural panel market. Despite the decline in OSB prices from their record levels in April and the continued strengthening of the Canadian dollar we have continued to produce strong financial results.

Results of Operations

For the three months ended September 30, 2004, the company generated income before income taxes and foreign exchange gain on US-dollar denominated debt of $51.6 million compared to income before income taxes and unrealized foreign exchange loss on US-dollar denominated debt of $45.8 million in the same period of 2003. Operating earnings in the third quarter of 2004 were up by $28.4 million compared to the third quarter of 2003 primarily as a result of increased OSB shipments and continued strength in OSB pricing. After accounting for income taxes and the foreign exchange gain (loss) on US-dollar denominated debt, net income increased significantly compared to the third quarter of 2003, from $28.9 million in 2003 to $60.7 million in 2004. Net income for the nine months ended September 30, 2004 increased by $29.6 million or 35.8% to $112.3 million. The increase in net income compared to 2003 is explained by a $210.7 million increase in operating earnings partially offset by a $106.2 million one-time cost associated with the refinancing of the company’s long-term debt, and a $36.4 million reduction in the foreign exchange gain on long-term debt.

EBITDA (Operating earnings before amortization, plus other income (expense)) for the third quarter of 2004 was $71.8 million compared to $67.3 million in 2003. EBITDA for the nine months ended September 30, 2004 was $309.1 million compared to $112.3 million for the same period in 2003. The increase in EBITDA for the nine month period ended September 30, 2004 represents a significant achievement driven by unprecedented pricing of OSB together with substantial increases in OSB production volume and shipments.

Sales Revenue

Sales in the third quarter of 2004 were $225.2 million compared to $241.1 million in the preceding quarter and $155.8 million in the third quarter of 2003. The increase in sales compared to the third quarter of 2003 is explained by a 44.0% increase in OSB shipments and a 5.4% increase in the average OSB sales price. OSB sales increased by $68.2 million to $200.0 million compared to the third quarter of 2003, representing an increase of 51.7%. For the nine months ended September 30, 2004 sales increased by $287.6 million compared to the same period in 2003. The substantial increase in sales compared to 2003 is driven by a 52.2% increase in OSB prices and a 25.6% increase in OSB shipment volume.

Acquisition of three OSB facilities in northern Minnesota

On September 22, 2004 the company completed the acquisition of three OSB facilities located in the northern Minnesota towns of Bemidji, Cook, and Grand Rapids for a purchase price of CDN$592.3 million (US$461.3 million). These mills are currently operating under the name of Ainsworth Engineered (USA), LLC. The integration of the three mills is well underway and has been successful to date.

Cash Flow and Financial Position

Cash provided by operations, after changes in non-cash working capital, was $99.1 million for the third quarter of 2004 compared to $46.7 million in the third quarter of 2003. Cash provided by operations, after changes in non-cash working capital for the nine months ended September 30, 2004 was $293.7 million compared to $55.8 million for the same period in 2003. The substantial increase in cash generated from operations is explained by the significant increase in OSB prices and shipments compared to 2003.

During the quarter, the company invested $594.1 million in capital assets compared to $2.6 million in 2003. The majority of this capital investment relates to the acquisition of the Minnesota OSB facilities on September 22, 2004. During the quarter the company made capital expenditures totaling $3.7 million compared to $1.9 million in 2003. For the nine months ended September 30, 2004 the company utilized $838.1 million in investing activities compared to $6.0 million in 2003. The majority of the investing activities in 2004 relate to the acquisition of the Barwick and the Minnesota OSB facilities. Capital expenditures for the nine months ended September 30, 2004 were $9.3 million compared to $5.7 million in 2003.

Net cash flows generated from financing activities in the quarter totaled $549.5 million compared to a cash outflow of $0.1 million during the third quarter of 2003. For the nine months ended September 30, 2004, the company generated $504.9 million from financing activities which is represented by the refinancing of the company’s senior secured notes in the first quarter of 2004 together with the issue of US$110 million in Senior Unsecured Notes to finance the purchase of the Barwick OSB facility and the issue of US$275 million Senior Unsecured Notes and US$175 million Senior Floating Rate Notes to finance the purchase of the Minnesota OSB facilities.

At September 30, 2004 the company had $154.6 million in cash and cash equivalents compared to $100.0 million at June 30, 2004 and $194.1 million at December 31, 2003.

Outlook

We remain focused on trying to increase the volume of engineered wood products delivered to our customers. The completion of the acquisition of the Barwick and the Minnesota OSB facilities has greatly enhanced our ability to service the market. We continue to be encouraged about the North American homebuilding market fundamentals and believe that we will continue to produce favorable financial results despite lower OSB prices and a weaker US dollar.

November 15, 2004

On behalf of the Board of Directors of Ainsworth Lumber Co. Ltd.

Brian E. Ainsworth
Chairman and Chief Executive Officer

Forward-looking statements in this interim repot to shareholders relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating costs, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended September 30, 2004

This management’s discussion and analysis is presented as at November 15, 2004. Additional information relating to the company, including the company’s annual information form, is available on SEDAR at www.sedar.com.

Overview

On September 22, 2004, the company completed the acquisition of three OSB facilities located in northern Minnesota. for a purchase price of CDN$592.3 million (US$461.3 million). These three facilities have a combined annual production capacity of 1,350 mmsf. The operating results for these facilities are included in the statement of operations from the date of acquisition.

Net income for the three months ended September 30, 2004 was $60.7 million compared to $28.9 million for the same period in 2003. The significant increase in profitability is explained by a $28.4 million increase in operating earnings, a $4.9 million decrease in finance expense, a $34.2 million increase in the foreign exchange gain on long-term debt, partially offset by a $27.6 million increase in other expenses and an $8.2 increase in income tax expense.

The increase in operating earnings is primarily attributable to a 44.0% increase in OSB shipment volume. The acquisition of the Barwick OSB facilities in May together with the acquisition of the Minnesota OSB facilities in September has resulted in a significant increase in OSB production volume and shipments. For the three months ended September 30, 2004 sales increased by $69.4 million or 44.5% compared to the same period in 2003. OSB sales in the three-month period were $200.0 million compared to $131.8 million for the three months ended September 30, 2003.

EBITDA (Operating earnings before amortization plus interest and other income (expense)) was $71.8 million compared to $67.3 million in the third quarter of 2003. During the quarter OSB shipments increased by 44.0% and OSB prices increased by 5.4% resulting in a $28.4 million increase in operating earnings. While OSB prices were stronger than the third quarter of 2003 our operating earnings was negatively impacted by the continued strengthening of the Canadian dollar compared to the US dollar.

Review of Operating Results

Selected Quarterly Information

(in millions, except per share data)	Q3-04	Q2-04	Q1-04	Q4-03	Q3-03	Q2-03	Q1-03	Q4-02
Sales	225.2	241.1	190.6	173.6	155.8	106.2	107.3	101.1
Operating earnings	87.4	119.9	91.0	67.4	59.0	12.7	16.2	3.7
Foreign exchange gain (loss) on long-term debt	33.5	(0.1)	(5.7)	12.8	(0.7)	33.9	30.9	2.7
Net Income (loss)	60.7	71.2	(19.8)	41.0	28.9	27.6	26.1	(10.9)
Earnings (loss): $ per share	4.14	4.85	(1.36)	2.82	1.99	1.90	1.80	(0.75)
EBITDA (1)	71.8	133.0	104.4	89.2	67.3	20.2	24.8	12.5
Cash flow from operations (2)	99.1	149.4	45.0	77.8	46.7	31.3	(22.1)	1.6
Outstanding shares (3)	14.6	14.6	14.7	14.6	14.6	14.6	14.5	14.5

(1) EBITDA, a non-GAAP financial measure, represents operating earnings before amortization and write-down of capital assets, plus interest and other income. We have presented EBITDA as we believe that, in addition to net income (loss), EBITDA provides investors with a basis to evaluate our operating performance and ability to incur and service debt and to fund capital expenditures.

(2) Cash provided by operations after changes in non-cash working capital.

(3) At November 10, 2004 the Company had 14,660,064 issued common shares.

Selected Annual Information

(in millions, except per share data)	2003	2002	2001
Sales	542.0	421.7	388.7
Income (loss) before discontinued operations	123.7	(17.9)	(29.7)
Income (loss) before discontinued operations: $ per share	8.49	(1.23)	(2.04)
Net Income (loss)	123.7	(17.9)	(25.4)
Earnings (loss): $ per share	8.49	(1.23)	(1.75)
Total Assets	627.7	555.1	578.0
Total Long-term Debt	352.2	440.3	443.7
Cash dividends declared: $ per-share	—	—	—

The continued increase in sales from 2001 to 2003 is explained by increases in OSB production and shipment volumes for each respective year. Combined with increases in OSB shipments improved OSB pricing resulted in increased sales and profitability for each respective year. The increase in total assets from 2001 to 2003 is attributable to cash inflows from operations together with capital investment in the company’s OSB facilities.

Financial Highlights

Sales for the three months ended September 30, 2004 were $225.2 million compared to $155.8 million in 2003. The increase in sales is primarily attributable to the significant increase in OSB shipments from our High Level, Barwick and Minnesota OSB facilities compared to the same period in 2003.

OSB sales increased by 51.8% compared to the third quarter of 2003. OSB sales were $200.0 million compared to $131.8 million in the third quarter of 2003. The company’s average OSB sales price increased by 5.4% compared to 2003. The increase in OSB prices compared to 2003 reflects the overall increase in demand compared to 2003. OSB sales amounted to approximately 89% of the company’s total sales in the third quarter of 2004 compared to 85% in the third quarter of 2003. Plywood revenue increased by $1.6 million during the quarter on account of a 9.1% increase in shipments.

Cost of products sold in the third quarter of 2004 was $120.6 million compared to $84.3 million in 2003. The $36.3 million increase in cost of products sold is primarily attributable to the substantial increase in OSB shipment volumes.

OSB cost of products sold in the third quarter of 2004 was $105.5 million compared to $69.2 million during the same period of 2003. The significant increase is explained primarily by the addition of the Barwick OSB facility and the three Minnesota OSB facilities which have contributed to a 44.0% increase in OSB shipments. The company’s average per unit production costs has also increased by 11.7%. Plywood and veneer cost of products sold were consistent with the corresponding period in the prior year.

Selling and administration expenses were $5.9 million compared to $4.8 million in the third quarter of 2003. The overall increase in selling and administration costs reflects the overall increase in business activity.

Amortization of capital assets in the third quarter of 2004 was $11.3 million compared to $7.7 million in 2003. The increase in amortization is primarily due to amortization of the capital assets relating to the Barwick OSB facility together with additional amortization expense associated with the Minnesota OSB facilities.

Interest expense totaled $7.6 million for the quarter, representing a reduction of $5.0 million compared to the third quarter of 2003. The significant decrease in interest expense is primarily attributable to the refinancing of the company’s senior secured notes during the first quarter. As a result of the refinancing, the average outstanding indebtedness and the interest rate declined compared to the third quarter of 2003.

Other income (expense) declined significantly compared to the third quarter of 2003. The company recognized other expenses of $27.0 million compared to other income of $0.6 million in the third quarter of 2003. The significant increase in other expenses compared to 2003 is attributable to a foreign exchange loss associated with the company’s working capital and the recognition of contingent consideration associated with the acquisition of the Barwick OSB facility. During the quarter, the company recognized a foreign exchange loss of $12.2 million compared to a loss of $0.6 million in 2003. The company also recognized $12.6 million (US$10 million) as other expense upon recognition of the contingent consideration.

During the quarter, the company recognized a foreign exchange gain associated with US-dollar denominated debt of $33.5 million compared to a loss of $0.7 million in the same period of 2003. The significant gain in 2004 reflects the relative appreciation of the Canadian dollar relative to the US dollar during the third quarter of 2004 compared to 2003.

Income tax expense for the quarter was $24.4 million compared to $16.2 million in the third quarter of 2003. The significant increase in tax expense is explained by improved profitability compared to 2003.

Operating Highlights

OSB production volume increased by 44.0% compared to the third quarter of 2003, from 349 million square feet in 2003 (3/8” basis) to 503 million square feet in 2004. The increase in production volume is primarily attributable to the addition of the Barwick OSB facility together with the addition of the three Minnesota OSB facilities.

Continued improvements in the production process at High Level has resulted in a 14.1% increase in production compared to the third quarter of 2003.

Plywood production increased by 29.3% compared to the third quarter of 2003. The significant increase in plywood production is due to continued strength in the demand for commodity sheathing plywood and specialty overlaid plywood.

Cash Flow and Liquidity

During the quarter, cash provided by operations, after changes in non-cash working capital, was $99.1 million compared to $46.7 million in 2003. The substantial increase in cash provided by operations is attributable to higher operating earnings together with reductions in accounts receivable and inventories acquired with the Barwick and Minnesota OSB facilities.

During the quarter, the company invested $594.1 million in capital assets. On September 22, 2004 the company completed the acquisition of the Minnesota OSB facilities for a purchase price of CDN$592.3 million (US$461.3 million). The company also made capital expenditures during the quarter totaling $3.7 million compared to $1.9 million in 2003.

Net cash flows from financing activities were $549.5 million compared to an inflow of $0.1 million during the third quarter of 2003. The company financed the acquisition of the Minnesota OSB facilities with the combination of cash on hand and the issue of US$275 million 7.25% Senior Unsecured Notes and US$175 million Unsecured Floating Rate Notes. During the quarter, the company paid a dividend of $1.00 per share, totaling $14.6 million.

At September 30, 2004 the company had $154.6 million in cash and cash equivalents compared to $100.0 million at June 30, 2004 and $194.1 million at December 31, 2003. The Company expects to fund its ongoing operations and future capital expenditures from cash generated by operations, its existing credit facilities, and the balance of its cash.

Other Business Activities

During the quarter the company commenced the implementation of new financial systems and controls. The company has upgraded its sales and order entry system, purchasing and maintenance management system, and its financial management system. These upgrades are substantially complete and there has been no significant issues. It is expected that the implementation of these new systems will be completed by the end of the year.

Contractual Obligations

The following table summarizes the timing of payments for which we have contractual and legal obligations as of September 30, 2004:

	Payment due by Period
Contractual		Less than			After
Obligation	Total	1 year	2-3 years	4-5 years	5 years
	(in thousands of dollars)
Senior Notes	$1,509,855	$32,497	$129,644	$134,716	$1,212,998
Capital Lease Obligations	483	136	347	—	—
Operating Lease Obligations	4,129	1,200	2,211	718	—

Related Party Transactions

During the quarter, the company paid $0.03 million to a company owned by officers of the company for rental charges relating to mobile forestry and transportation equipment. These transactions were conducted on normal commercial terms and prices.

At September 30, 2004 a total of $0.5 million was due from a company controlled by a director of the company.

Critical Accounting Policies

Management has made certain judgments and estimates that affect the reported amounts and other disclosures in our financial statements.

Valuation of Inventory. We closely monitor conditions that could impact valuation of inventories or otherwise risk impairment of our assets. Inventories of logs, OSB, specialty plywood, veneer and lumber products are valued at the lower of average cost and net realizable value. We base our estimate of market value on sales orders that exist at balance sheet reporting dates. Prices fluctuate over time and it is probable that market values at the time of eventual sale will differ from our estimates.

Loss contingencies. Our estimates of our loss contingencies for legal proceedings and product warranty claims are based on various judgments and assumptions regarding the potential resolution or disposition of the underlying claims and associated costs.

Valuation of Long-Lived Assets. On a quarterly basis, we review the long-lived assets held and used by us (primarily property, plant, and equipment, construction in progress and timber and logging roads) for impairment. Assessing the appropriate valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when the book values exceed our estimate of the undiscounted future net cash flows associated with the affected assets. We reviewed the carrying values of our capital assets, including construction in progress, at June 30, 2004, and believe that our reported values are reasonable based on the current circumstances.

Amortization. Amortization of property, plant and equipment is principally based on the units of production method where the cost of equipment is amortized over the estimated units that will be produced during a conservative estimate of its useful life.

Outlook

While current OSB prices are considerably lower than the record levels achieved earlier in 2004, there continues to be considerable strength in the North American homebuilding market. We remain optimistic that the recent acquisitions of the Barwick and Minnesota OSB facilities — which together more than doubled our production capacity — will enable us to produce favorable financial results despite these lower OSB prices and a weaker US dollar.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Balance Sheet
(In thousands of dollars)

	September 30	December 31
	2004	2003
	Unaudited	Audited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$154,589	$194,054
Accounts receivable, net of allowance for doubtful accounts of $320 (2003 - $542)	76,008	30,242
Inventories	80,203	53,153
Prepaid expenses	3,488	3,433
Investment tax credit recoverable	—	30,060

	314,288	310,942
CAPITAL ASSETS	974,836	293,502
OTHER ASSETS	44,080	23,277
GOODWILL (Note 3)	91,022	—

	$1,424,226	$627,721

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$36,730	$17,985
Accrued liabilities	36,887	29,776
Income taxes payable	53,252	3,494
Current portion of long term debt (Note 5)	369	250

	127,238	51,505
REFORESTATION OBLIGATION	4,367	4,802
LONG TERM DEBT (Note 5)	962,217	352,227
FUTURE INCOME TAXES	58,617	47,396

	1,152,439	455,930

SHAREHOLDERS’ EQUITY
Capital stock (Note 6)	55,827	53,110
Contributed surplus	—	118
Retained earnings (Note 7)	215,960	118,563

	271,787	171,791

	$1,424,226	$627,721

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

Approved by the Board:

DIRECTOR	DIRECTOR

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Operations and Retained Earnings
(In thousands of dollars, except per share data) Unaudited

	Three months ended September 30		Nine Months ended September 30
	2004	2003	2004	2003
SALES (Note 2)	$225,236	$155,836	656,957	$369,400

COSTS AND EXPENSES
Costs of products sold (Note 2)	120,634	84,326	312,057	245,236
Selling and administration	5,860	4,779	15,876	13,297

	126,494	89,105	327,933	258,533

OPERATING EARNINGS BEFORE AMORTIZATION	98,742	66,731	329,024	110,867
AMORTIZATION OF CAPITAL ASSETS	11,326	7,724	30,472	22,962

OPERATING EARNINGS	87,416	59,007	298,552	87,905

FINANCE EXPENSE
Interest charges	(7,557)	(12,597)	(24,457)	(39,220)
Amortization charges	(1,298)	(1,233)	(2,555)	(3,644)
Loss on repurchase of long term debt (Note 5)	—	—	(106,198)	—

	(8,855)	(13,830)	(133,210)	(42,864)
OTHER
Interest and other income (expense)	(26,958)	611	(19,881)	1,440

	(35,813)	(13,219)	(153,091)	(41,424)

INCOME BEFORE INCOME TAXES AND FOREIGN EXCHANGE GAIN (LOSS); LONG-TERM DEBT	51,603	45,788	145,461	46,481
FOREIGN EXCHANGE GAIN (LOSS); LONG TERM DEBT	33,453	(676)	27,666	64,098

INCOME BEFORE INCOME TAXES	85,056	45,112	173,127	110,579
INCOME AND LARGE CORPORATION TAX EXPENSE	24,362	16,189	60,827	27,916

NET INCOME	60,694	28,923	112,300	82,663
RETAINED EARNINGS (DEFICIT), BEGINNING OF PERIOD	169,926	48,653	118,563	(5,087)
DIVIDENDS PAID (Note 7)	(14,660)	—	(14,660)	—
REPURCHASE OF CAPITAL STOCK (Note 6)	—	—	(243)	—

RETAINED EARNINGS, END OF PERIOD	$215,960	$77,576	$215,960	$77,576

Basic and diluted earnings per share	$4.14	$1.99	$7.66	$5.68

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of dollars) Unaudited

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$60,694	$28,923	$112,300	$82,663
Amounts not requiring an outlay of cash
Amortization of capital assets	11,326	7,724	30,472	22,962
Amortization of financing costs	901	651	1,586	1,924
Amortization of debt discount	393	216	716	638
Foreign exchange (gain) loss; long-term debt	(33,453)	676	(27,666)	(64,098)
Amortization of consent and commitment fees	4	366	253	1,169
Loss on repurchase of long term debt	—	—	106,198	—
Non-cash stock-based compensation	—	—	2,640	(210)
(Gain) Loss on disposal of capital assets	49	(1)	25	12
Change in non-current reforestation obligation	(184)	(348)	(435)	(353)
Future income taxes	(34,663)	15,908	(30,668)	27,691
Change in non-cash operating working capital	94,055	(7,455)	98,274	(16,549)

	99,122	46,660	293,695	55,849

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds on Issuance of Senior Unsecured Notes	578,880	—	996,387	—
Financing costs on Issuance of Senior Unsecured Notes	(14,661)	—	(25,065)	—
Repurchase of Senior Secured Notes	—	—	(451,305)	—
Repurchase of Common shares	—	—	(284)	—
Dividends Paid	(14,660)	—	(14,660)	—
Increase (decrease) in capital lease obligations	(21)	(65)	(183)	519

	549,538	(65)	504,890	519

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in Voyageur Panel Limited	—	—	(284,551)	—
Acquisition of cash of Voyageur Panel Limited	—	—	51,142	—
Investment in Minnesota OSB Facilities	(592,256)	—	(592,256)	—
Additions to capital assets	(3,708)	(1,910)	(9,320)	(5,713)
Increase (Decrease) in other assets	1,851	(733)	(3,105)	(278)
Proceeds on disposal of capital assets	—	6	40	23

	(594,113)	(2,637)	(838,050)	(5,968)

NET CASH INFLOW (OUTFLOW)	54,547	43,958	(39,465)	50,400
CASH, BEGINNING OF PERIOD	100,042	86,637	194,054	80,195

CASH, END OF PERIOD	$154,589	$130,595	$154,589	$130,595

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2004 and 2003
(Unaudited)

1.	BASIS OF PRESENTATION

These interim unaudited consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2003. The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the annual audited financial statements except as disclosed in Note 2. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

a)	Consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries including Ainsworth Engineered Corp. and Ainsworth Engineered (USA), LLC. Ainsworth Engineered Corp. was amalgamated with Voyageur Panel Limited on May 19, 2004. Ainsworth Engineered (USA), LLC owns and operates the Minnesota OSB facilities which were acquired on September 22, 2004.

b)	Foreign Currency Translation

The operations of Ainsworth Engineered (USA), LLC are considered to be an integrated foreign operation and the financial statements are translated using the temporal method. The temporal method of translation translates assets, liabilities, revenues, and expenses in a manner that retains their bases of measurement in terms of the Canadian dollar. Monetary items are translated at the rate of exchange in effect at the balance sheet date, non-monetary items are translated at historical exchange rates, revenue and expense items are translated at the rate of exchange in effect on the dates they occur and amortization of assets are translated at the same exchange rates as the assets to which they relate.

2.	CHANGE IN ACCOUNTING PRESENTATION

Beginning in the second quarter of 2004, the Company has presented freight and other distribution costs as sales and costs of products sold in the statement of operations and reclassified prior periods’ presentation accordingly. Previously these costs were presented as a reduction of sales in accordance with industry practice at the time. The effect of the change was to increase sales and cost of sales by $21.0 million for the three months ended September 30, 2004 (2003 – $15.6 million) and increase sales and costs of products sold by $56.3 million for the nine months ended September 30, 2004 (2003 — $46.6 million).

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2004 and 2003
(Unaudited)

3.	ACQUISITION OF VOYAGEUR PANEL LIMITED

On May 19, 2004, the Company completed the acquisition of 100% of the voting shares of Voyageur Panel Limited (“Voyageur”) for a purchase price of US$206.7 million (CDN$284.5 million) paid in cash. The vendors are also entitled to additional future consideration, to a maximum of US$10 million, based on realization of oriented strand board sales prices and volumes at Voyageur between closing the transaction and

December 31, 2004. The purpose of the additional consideration is to indirectly share the profit that is earned during the period from the closing of the acquisition to December 31, 2004. Management has estimated that the maximum additional consideration will be paid, accordingly the additional consideration of US$10 million has been charged to other income (expense) in the three month period ended September 30, 2004.

The acquisition of Voyageur has been accounted for using the purchase method, and the operating results are included in the consolidated statement of operations from the date of the acquisition. The amounts allocated to specific identifiable tangible and intangible assets and liabilities at May 19, 2004 are preliminary and may be adjusted when additional information on asset and liability valuations become available:

Current assets	$74,954
Other assets	1,170
Capital Assets	167,086

Total assets acquired	243,210

Current liabilities	9,470
Future income taxes	40,179
Other long term liabilities	32

Total liabilities acquired	49,681

Net identifiable assets acquired	193,529
Goodwill	91,022

Total purchase price	$284,551

4.	ACQUISITION OF THE MINNESOTA OSB FACILITIES

On September 22, 2004, the Company acquired from Potlatch Corporation the assets and certain related working capital associated with three OSB manufacturing facilities (the “Minnesota OSB facilities”) located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids at a purchase price of approximately US$461.3 million (approximately CAD$592.3 million).

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2004 and 2003
(Unaudited)

4.	ACQUISITION OF THE MINNESOTA OSB FACILITIES (Continued)

The acquisition of the Minnesota OSB facilities has been accounted for using the purchase method, and the operating results are included in the consolidated statement of operations from the date of the acquisition. The amounts allocated to specific identifiable tangible and intangible assets and liabilities at September 22, 2004 are preliminary and may be adjusted when additional information on asset and liability valuations become available:

Net Assets acquired:
Current assets	$51,384
Capital Assets	541,095

Total assets acquired	592,479
Total liabilities acquired	223

Total purchase price	$592,256

5.	LONG TERM DEBT

On March 3, 2004, the Company completed a refinancing of its Senior Secured Notes and issued US$210 million 6.75% Senior Unsecured Notes. Together with its existing cash balance, the Company utilized the proceeds from the notes to repurchase US$87.1 million of its 13.875% notes and US$182.2 million of its 12.5% notes realizing a total loss of $106.2 million. The loss is comprised of a $15.5 million write-off of deferred financing costs, an $83.5 million redemption premium, and payment of consent fees of $7.2 million.

On May 19, 2004, the Company issued US$110 million 6.75% Senior Unsecured Notes at a discount of US $11 million. Financing costs of $4.4 million relating to this debt have been deferred in other assets and amortized over the term of the debt.

On September 22, 2004, the Company issued US$275 million 7.25% Senior Unsecured Notes and US$175 million Senior Unsecured Floating Rate Notes. Financing costs of $14.7 million relating to this debt have been deferred in other assets and amortized over the term of the debt.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2004 and 2003
(Unaudited)

5.	LONG TERM DEBT (Continued)

The company’s long-term debt is guaranteed by Ainsworth Engineered Corp. and Ainsworth Engineered (USA), LLC. The details of the outstanding long term debt at September 30, 2004 are as follows:

U.S.$275,000,000 Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	$346,940
U.S.$175,000,000 Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	220,780
U.S.$210,000,000 Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	264,935
U.S.$110,000,000 Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	138,611
U.S.$2,351,000 Senior Unsecured Notes due July 15, 2007 with interest payable semi-annually at 12.5% per annum	2,965
U.S.$2,000,000 Senior Unsecured Notes due July 15, 2007 with interest payable quarterly at 13.875% per annum	2,523
Capital lease obligations	369

977,123
Unamortized deferred debt discount	(14,537)

962,586
Current portion	(369)

$962,217

On March 15, 2004, the Company established a $50,000,000 revolving credit facility with interest rates of prime plus 0.5% or the bankers’ acceptance rate plus 2.0%. At September 30, 2004 this facility was unutilized.

6.	CAPITAL STOCK

On March 29, 2004, the Company issued 95,116 common shares to the holders of 107,500 Class B common shares issued on June 25, 1999 who became entitled under the Employee Participation Share Plan to receive common shares in exchange for those Class B common shares. As at September 30, 2004, there are no issued and outstanding Class B common shares.

On June 29, 2004, the Company repurchased 10,924 common shares at a purchase price of $26.03 per share. The excess of $0.2 million between the purchase price and the weighted average cost was charged to retained earnings.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2004 and 2003
(Unaudited)

6.	CAPITAL STOCK (Continued)

As at September 30, 2004 the Company has 14,660,064 issued common shares.

7.	DIVIDENDS

On September 7, 2004 the Company paid a cash dividend of $1.00 per common share to holders of record of common shares as of the close of business on August 24, 2004.

8.	SEGMENTED INFORMATION

The company operates principally in Canada and the United States in one business segment, manufacturing wood panel products.

Sales attributed to countries based on location of customer are as follows:

	Net Sales
	Three Months ended September 30		Nine Months ended September 30
	2004	2003	2004	2003
Canada	$26,124	$26,003	$88,927	$68,644
United States	189,141	119,912	537,156	271,970
Europe	2,792	2,130	7,294	6,883
Asia	7,179	7,791	23,580	21,903

Total	$225,236	$155,836	$656,957	$369,400

Capital assets attributed to the countries based on location are as follows:

	September 30	December 31
	2004	2003
Canada	$438,137	$293,502
United States	536,699	—

Total	$974,836	$293,502

9.	BENEFIT PLANS

The expense for the Company’s retirement benefit plans is as follows:

	Three Months ended		Nine Months ended
	September 30		September 30
	2004	2003	2004	2003
Defined Benefit Plans	$476	$551	$750	$1,283
Contribution to Group RRSP Plans	620	295	953	902

Pension Expense	$1,096	$846	$1,703	$2,185

AINSWORTH LUMBER CO. LTD.
Other Information

	September 30, 2004	December 31, 2003
Selected Balance Sheet Items ($000’s)
Cash	$154,589	$80,195
Total assets	$1,424,226	$555,052
Total debt	$962,586	$440,378
Shareholders’ equity	$271,787	$48,371

		Three Months ended September 30		Nine months ended September 30
		2004	2003	2004	2003
Reconciliation of Net Income to EBITDA ($000’s)
Net Income		$60,694	$28,923	$112,300	$82,663
Add:	Depreciation and amortization	11,326	7,724	30,472	22,962
	Finance expense	8,855	13,830	133,210	42,864
	Income and large corporation tax expense	24,362	16,189	60,827	27,916
	Unrealized foreign exchange (gain) loss	(33,453)	676	(27,666)	(64,098)

EBITDA		$71,784	$67,342	$309,143	$112,307

Product Sales ($000’s)
OSB		$200,041	$131,777	$571,662	$299,132
Plywood		21,810	20,180	74,181	57,233
Veneer		2,275	3,317	8,217	10,464
Lumber			—		925
Chips		1,110	562	2,897	1,646

		$225,236	$155,836	$656,957	$369,400

Geographic Sales Distribution ($000’s)
Canada		$26,124	$26,003	$88,927	$68,644
USA		189,141	119,911	537,156	271,970
Europe		2,792	2,130	7,294	6,883
Asia		7,179	7,791	23,580	21,903

		$225,236	$155,836	$656,957	$369,400

Product Shipment Volumes
OSB	(msf-3/8")	503,724	349,906	1,258,713	1,002,480
Plywood	(msf-3/8")	34,305	31,434	109,545	88,022
Veneer	(msf-3/8")	10,470	13,133	34,029	41,326
Lumber	(mfbm)		—		2,447
Chips	(BDUs)	10,530	7,672	29,863	24,138
Production Volumes
OSB	(msf-3/8")	496,841	343,139	1,250,646	999,456
Plywood	(msf-3/8")	34,305	26,536	109,251	84,582
Veneer	(msf-3/8"){Note 1}	44,951	42,467	144,240	133,148
Lumber	(mfbm)		—		—
Chips	(BDUs)	10,530	7,672	29,863	24,138

Note 1: includes transfer volumes to Savona (for plywood production)

About Ainsworth

Ainsworth Lumber Co. Ltd. has operated as a forest products company in Western Canada for over 50 years. The company’s facilities have a total annual capacity of 2.8 billion square feet – 3/8” of oriented strand board (OSB), 155 million square feet – 3/8” of specialty overlaid plywood, and 65 million board feet of lumber. In Alberta, the company’s operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., the company’s operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, a plywood plant at Savona and finger-joined lumber plant at Abbotsford. In Ontario, the company’s operations include an OSB plant at Barwick. In Minnesota, the company’s operations include OSB plants in Bemidji, Cook and Grand Rapids.

Ainsworth Lumber Co. Ltd. Suite 3194, Bentall 4 P.O. Box 49307 1055 Dunsmuir Street Vancouver, B.C. V7X 1L3 Telephone: 604-661-3200

Investor Relations Contact:

Robert Allen Chief Financial Officer Telephone: 604-661-3200 Facsimile: 604-661-3201 E-mail: robert.allen@ainsworth.ca

Or

Bruce Rose General Manager, Corporate Planning Telephone: 604-661-3200 Facsimile: 604-661-3201 E-mail: bruce.rose@ainsworth.ca

Or

Robb Pelwecki Manager, Corporate Reporting Telephone: 604-661-3200 Facsimile: 604-661-3201 E-mail: robb.pelwecki@ainsworth.ca

Common shares of Ainsworth Lumber Co. Ltd. are traded on the Toronto Stock Exchange under the symbol: ANS

Visit our web-site: www.ainsworth.ca

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2004

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer